Fig Publishing, Inc.

335 Madison Avenue, 16th Floor

New York, NY 10017

September 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

RE:	Fig Publishing, Inc.

Amendment No. 5 to Offering Statement on Form 1-A

Filed September 9, 2020

File No. 024-11236

Dear Ms. Krebs:

On behalf of Fig Publishing, Inc. (the “Company”), I hereby withdraw the Company’s request, set forth in its letter dated September 9, 2020, that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Amendment No. 5 to the Company’s Offering Statement on Form 1-A, filed September 9, 2020. The Company anticipates making a new request for qualification in the very near future.

Very truly yours,

/s/ Chuck Pettid
Chuck Pettid
President